UNITED OVERSEAS BANK
大華銀行

United Overseas Bank Limited
HEAD OFFICE
80 Raffles Place UOB Plaza Singapore 048624
Tel: (65) 6533 9898 Fax: (65) 6534 2334
uobgroup.com
Co. Reg. No. 193500026Z

Our ref: ANN/UOB2010/UOB-A06/VC/sc

1 March 2010

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA


10015367

SUPPL

Dear Sir

MERGER OF PT BANK UOB INDONESIA INTO PT BANK UOB BUANA

We enclose a copy of our announcement dated 1 March 2010 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED



Leo Hee Wui
Assistant Secretary

Enc



UOB 大華銀行

United Overseas Bank Limited
(Incorporated in the Republic of Singapore)
HEAD OFFICE
80 Raffles Place UOB Plaza Singapore 048624
Tel: (65) 6533 9898 Fax: (65) 6534 2334
uobgroup.com
Co. Reg. No. 193500026Z

ANNOUNCEMENT

MERGER OF PT BANK UOB INDONESIA INTO PT BANK UOB BUANA

Singapore, 1 March 2010 - United Overseas Bank Limited ("UOB") wishes to announce that towards compliance with Bank Indonesia's "The Single Presence Policy in Indonesian Banks", UOB's two bank subsidiaries in Indonesia, namely PT Bank UOB Indonesia ("UOBI") and PT Bank UOB Buana ("UOBB") have announced plans to merge UOBI into UOBB, with UOBB remaining as the surviving bank ("Merger"). The Merger is subject to approval by the shareholders of UOBB and UOBI and of the relevant regulatory authorities. The target effective date of the Merger is 30 June 2010.

The Merger will be effected at book value at the conversion rate of 5,577.94 UOBB shares for every UOBI share. Currently, UOB's direct shareholding in UOBI is 99% and its indirect shareholding in UOBB is approximately 98.997%. After the Merger, UOB's direct and indirect shareholding in UOBB will be approximately 98.998%. The audited net tangible asset values of UOBB and UOBI as at 31 December 2009 were Rp4,241,327 million and Rp1,849,004 million respectively. The Merger is not expected to have a significant impact on the financial position of the UOB Group for the financial year ending 31 December 2010. UOBB and UOBI shares are not publicly traded.

Upon Merger, all of UOBI's assets and liabilities will legally vest in UOBB, the employees of UOBI will become employees of UOBB, and UOBI will be automatically liquidated. Accordingly, UOBI will cease to be a subsidiary of UOB. Currently, UOBI has one head office, five branch offices and four sub-branch offices and UOBB has one head office, 35 branch offices and 169 sub branch offices in Indonesia. Upon Merger, all branch and sub-branch offices of UOBI shall become offices of UOBB. The management of UOBI and UOBB currently does not have any intention of closing any of the branches or terminating any employee, as a result of the merger.



Vivien Chan
Group Secretary